SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-1)

 RT Technologies, Inc.

(Name of Issuer)

Common Stock, $.001 par value

Preferred Stock, $.001 par value

(Title of Class of Securities)

749742 201

(CUSIP Number)

Tracy Lok, 7951 SW 6th Street, Suite 216 Plantation, FL 33324

Tel: 945 424 2345

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 21, 2012

(Date of Event Which Requires Filing of This Statement)

1

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ࿇

1	NAMES OF REPORTING PERSONS IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) YICHUAN WANG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS SC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION People's Republic of China
	7	SOLE VOTING POWER 24,500,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 24,500,000
	10	SHARED DISPOSITIVE POWER 0
11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,500,000 shares of common stock, and 200,000 shares of non-convertible super-voting preferred stock which votes with the common stock at a ratio of 100 to 1.

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.6%
14	TYPE OF REPORTING PERSON IN

2

Item 1. Security and Issuer.

   Common stock, par value $.001 per share and preferred stock, par value $.001 of RT Technologies, Inc., whose principal executive offices are located at 9160 South 300 West, Suite 101, Sandy, UT 84070 (the “Company”).

Item 2. Identity and Background.

a.	The name of the reporting person is YICHUAN WANG (“Mr. Wang”).

b.	The residence address of Mr. Wang is RM601, Bolck 4, No.20 Shou Du Ti Yu Guan Road South, Hai Dian District, Beijing, China.

c.	Mr. Wang is the Director and CEO of the Company.

d.	Mr. Wang has not been convicted in a criminal proceeding within the last five years.

e.	Mr. Wang has not been a party to a civil proceeding of a judicial or administrative body which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws on findings any violation with respect to such laws; and

f.	Mr. Wang is a citizen of the People's Republic of China.

Item 3. Source and Amount of Funds or Other Consideration.

   The source of funds or other consideration used in making the purchases reported on this statement is based on previous ownership in China Agriculture Media Group Co., Ltd. a corporation organized under the laws of the Hong Kong (“CAMG”). Pursuant to a Plan of Exchange, closed April 21, 2012, Rt Technologies, Inc. issued a total amount equal to 22,500,000 new shares of Common Stock and 1,000,000 shares of super voting Preferred Stock to the CAMG Shareholders which gave CAMG a 'controlling interest' in the Issuer representing approximately 98% of the voting shares. The reported shares were acquired based on Mr. Wang’s pro rata ownership in CAMG.

Item 4. Purpose of Transaction.

   The purpose of the acquisition was to complete a share exchange transaction with the Issuer as set forth in its Current Report on From 8-K dated April 21, 2012. Mr. Ka has no other plans or proposals which relate to or would result in any of the matters set forth in Items 4(a) through (j) of this Schedule.

Item 5. Interest in Securities of the Issuer.

            a. Post conversion, the Issuer will have issued and outstanding 25,000,000 shares of Common Stock, 1,000,000 shares of super-voting shares of preferred stock, , of which Mr. Wang is presently the record owner of 4,500,000 shares of common stock, 200,000 shares of non-convertible super-voting shares of preferred stock, equivalent to 24,500,000 voting shares. Mr. Wang is not part of a group within the meaning of Section 13(d)(3) of the Exchange Act of 1934, as amended.

    b. The following table indicates the number of shares to which Mr. Wang has sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition.

	Sole Voting Power

Name of Person	Number of Shares	Percent Outstanding
YICHUAN WANG	4,700,000 (24,500,000 post conversion)	19.6%

	Shared Voting Power

Name of Person	Number of Shares	Percent Outstanding
YICHUAN WANG	0	0%

	Sole Dispositive Power

Name of Person	Number of Shares	Percent Outstanding
YICHUAN WANG	4,700,000 (24,500,000 post conversion)	19.6%

	Shared Dispositive Power

Name of Person	Number of Shares	Percent Outstanding
YICHUAN WANG	0	0%

c.	Not applicable.

d.	None.

e.	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

           Mr. Wang is not currently a party to any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

           None.

3

SIGNATURE

    After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 21, 2012

By: /s/ YICHUAN WANG

YICHUAN WANG